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MAY 23 2017

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17017054

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52293

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2016 (MM/DD/YY) AND ENDING 3-31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PetroGrowth Energy Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 Decker Court, Suite 204
(No. and Street)

Irving	TX	75062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Grant Swartzwelder 972-831-1300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Ste 508	Southfield	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED
2017 MAY 23 PM 1:16
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aub

OATH OR AFFIRMATION

I, Grant Swartzwelder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PetroGrowth Energy Advisors, LLC, as of March 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JANIS NELSON OSTMAN
Notary Public, State of Texas
Comm. Expires 04-03-2020
Notary ID 126469757

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson, JR., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075

Independent Auditor's Report

Board of Directors
PetroGrowth Energy Advisors, LLC
102 Decker Court,
Suite 204
Irving, TX 75062

Report on the Financial Statements

I have audited the accompanying statement of financial condition of PetroGrowth Energy Advisors, L.L.C. as of March 31, 2017 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of PetroGrowth Energy Advisors, L.L.C. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PetroGrowth Energy Advisors, L.L.C. as of March 31, 2017, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of PetroGrowth Energy Advisors, L.L.C. financial statements. Supplemental Information is the responsibility of PetroGrowth Energy Advisors, L.L.C.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
May 22, 2017

PetroGrowth Energy Advisors, LLC
Financial Statements

Statement of Financial Condition
As of and for the Year-Ended March 31, 2017
As of March 31, 2017

ASSETS	
Current Assets	
Checking/Savings	
First Capital Bank 6359	17,498.59
Total Checking/Savings	17,498.59
Total Current Assets	17,498.59
TOTAL ASSETS	17,498.59
LIABILITIES & EQUITY	
Equity	
Additional Equity	89,500.00
Capital Stock	45,000.00
Retained Earnings	-102,636.41
Net Income	-14,365.00
Total Equity	17,498.59
TOTAL LIABILITIES & EQUITY	17,498.59

The acompanying notes are an integral part of these financial statements.

PetroGrowth Energy Advisors, LLC
Financial Statements

Statement of Operations
As of and for the Year-Ended March 31, 2017

Ordinary Income/Expense	
Expense	
Licenses and Permits	2,090.00
Office and Administration	
Contract Services	6,000.00
Professional Fees	
Accounting	875.00
Total Professional Fees	875.00
Service Agreement Fee	5,400.00
Total Office and Administration	12,275.00
Total Expense	14,365.00
Net Ordinary Income	-14,365.00
Net Income	-14,365.00

The accompanying notes are an integral part of these financials statements.

PetroGrowth Energy Advisors, LLC
Financial Statements

Statement of Cash Flows
As of and for the Year-Ended March 31, 2017

OPERATING ACTIVITIES	
Net Income	-14,365.00
Net cash provided by Operating Activities	-14,365.00
FINANCING ACTIVITIES	
Capital Stock	20,000.00
Net cash provided by Financing Activities	20,000.00
Net cash increase for period	5,635.00
Cash at beginning of period	11,863.59
Cash at end of period	17,498.59

The accompanying notes are an integral part of these financial statements.

PetroGrowth Energy Advisors, LLC
Financial Statements

Statement of Changes in Ownership Equity
As of and for the Year-Ended March 31, 2017

Beginning of Period April 1, 2016		11,863.59
Plus :	**Additional Capital Stock**	20,000.00
Plus :	**Net Income**	-14,365.00
Less:	**Member Distributions**	0.00
Members' Equity		
End of Period March 31, 2017		17,498.59

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

PetroGrowth Energy Advisors, LLC (the Company) was organized in the State of Texas effective November 23, 1999 as a limited liability company under the Texas Limited Company Act. The Company has adopted a fiscal year ending March 31.

Description of Business

The Company, located in Irving, Texas, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company provides advisory assistance with capital placements, mergers and acquisitions and other corporate finance issues.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Commission revenues are recorded when the services are rendered.

Income taxes

Effective November 23, 1999, the Company elected to be treated as a partnership for federal income tax purposes. Under partnership regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended March 31, 2017, the Company did not have any components of Comprehensive Income to report.

Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through
May 22, 2017, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires the Company maintains minimum Net Capital pursuant to fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate it's met capital requirement under the alternative reserve requirement method.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(i) – limited business.

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report.

The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE E – RELATED PARTY TRANSACTIONS

There is a service agreement between PetroGrowth Energy Advisors, LLC and Wilcox Swartzwelder. Both companies are commonly owed. Wilcox Swartzwelder & Co. is the owner of PetroGrowth Energy Advisors, LLC.

PetroGrowth Energy Advisors, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2017

Computation of Net Capital

Stockholder's Equity		$ 17,499.00
Non-Allowable Assets		
Prepaid Expenses	$ 0.00	
Property and Equipment	0.00	
Accounts Receivable - Other	0.00	
Total Non-Allowable Assets		$ (0.00)
Haircuts on Securities Positions		
Securities Haircuts	$ 0.00	
Undue Concentration Charges	0.00	
Total Haircuts on Securities Positions		$ (0.00)
Net Allowable Capital		$ 17,499.00

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 0.00
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	$ 5,000.00
Net Capital Requirement	$ 5,000.00
Excess Net Capital	$ 12,499.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 0.00
Percentage of Aggregate Indebtedness to Net Capital	0.00 %

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of March 31, 2017	$ 17,499.00
Adjustments	
Change in Equity	(0.00)
Change in Non-Allowable Assets	(0.00)
Change in Securities Haircuts	(0.00)
Change In Undue Concentration	(0.00)
Net Capital per Audit	17,499.00
Reconciled Difference	$ 0.00

See accountant's audit report

PetroGrowth Energy Advisors, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended **March 31, 2017**

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2017, the Company had net capital of $17,499 which was $12,499.00 in excess of its required net capital of $5,000.00. The Company's net capital ratio was 0.00%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

PetroGrowth Energy Advisors, LLC
Supplementary Schedules Required by SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended **March 31, 2017**

Exemptive Provisions Rule 15c3-3

The company is exempt from Rule 15c3-3 under (k)(2)(i) because it maintains a Special Account for the benefit of Customers.

Statement of Changes in Liabilities s Subordinated to the Claims of General Creditors

Balance of such claims as of April 1, 2016	$ 0.00
Additions	0.00
Reductions	0.00
Balance of such claims at March 31, 2017	**$0.00**

See accountant's audit report

REPORT ON BROKER DEALER EXEMPTION

For the year ended March 31, 2017

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

May 22, 2017

To the Board of Directors
PetroGrowth Energy Advisors, LLC
102 Decker Court
Suite 204
Irving, TX 775062

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) PetroGrowth Energy Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which PetroGrowth Energy Advisors, LLC claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(1), and (2) PetroGrowth Energy Advisors, LLC stated that PetroGrowth Energy Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. PetroGrowth Energy Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PetroGrowth Energy Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA



PetroGrowth Energy Advisors, LLC
PO Box 141747
Irving, TX 75014-1747

May 22, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE March 31, 2017

Dear Mr. Richardson Jr.,

Please be advised that PetroGrowth Energy Advisors, LLC has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of April 1, 2016 through March 31, 2017. PetroGrowth Energy Advisors, LLC did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). PetroGrowth Energy Advisors, LLC's past business has been of similar nature and has complied to this exemption since its inception, November 23, 1999.

Grant Swartzwelder, the president of PetroGrowth Energy Advisors, LLC has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review March 31, 2017.

Grant Swartzwelder has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected PetroGrowth Energy Advisors, LLC's compliance this exemption.

If you would like additional information or have any questions, feel free to call me directly at (972) 831-1300.

Very truly yours,

PetroGrowth Energy Advisors, LLC
Grant Swartzwelder
President

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended March 31, 2017

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Members of
PetroGrowth Energy Advisors
102 Decker Court Suite 204
Irving, TX 75062

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2016 to March 31 , 2017, which were agreed to by PetroGrowth Energy Advisors. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating PetroGrowth Energy Advisors Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). PetroGrowth Energy Advisors's management is responsible for PetroGrowth Energy Advisors compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $0.00.

2. Compared audited Total Revenue for the period of April 1, 2016 through the March 31, 2017 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, PetroGrowth Energy Advisors had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

May 22, 2017